Exhibit 99.2

JINKOSOLAR HOLDING CO., LTD.

(incorporated in the Cayman Islands with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

TO BE HELD ON DECEMBER 9, 2021

NOTICE IS HEREBY GIVEN that an annual general meeting of JinkoSolar Holding Co., Ltd. (the “Company”) will be held at 10F, No.1, Lane 1466, Shenchang Road, Minhang District, Shanghai, China on December 9, 2021 at 10:00 a.m. (Beijing time) for the purpose of considering and, if thought fit, passing and approving the following resolutions:

1.	As an ordinary resolution that Mr. Xianhua Li (whose resume is attached hereto as Exhibit A) be re-elected as a director of the Company;
2.	As an ordinary resolution that Mr. Steven Markscheid (whose resume is attached hereto as Exhibit A) be re-elected as a director of the Company;
3.	As an ordinary resolution that the appointment of PricewaterhouseCoopers Zhong Tian LLP as auditors of the Company for the fiscal year of 2021 be ratified;
4.	As an ordinary resolution that the directors of the Company be authorized to determine the remuneration of the Company's auditors; and
5.	As an ordinary resolution that each of the directors of the Company be authorized to take any and all action that might be necessary to effect the foregoing resolutions 1 to 4 as such director, in his or her absolute discretion, thinks fit.

The board of directors of the Company has fixed the close of business on November 10, 2021 (New York time) as the record date (the “Record Date”). All holders of our ordinary shares, whether or not represented by American depositary shares (the “ADSs”), on the Record Date are entitled to receive notice of and to vote at our annual general meeting or any adjournment or postponement thereof.

For a copy of the Company’s 2020 Annual Report, containing the complete audited financial statements and report of the auditors for the year ended December 31, 2020, and the report of the board of directors, please visit the Investor Relations Section of the Company’s website at www.jinkosolar.com. We will provide all holders of our ordinary shares, upon request, a hard copy of our 2020 Annual Report free of charge.

If you are a holder of our ordinary shares on the Record Date, you are cordially invited to attend the annual general meeting in person. Your vote is important. If you cannot attend the annual general meeting in person, you are urged to complete, sign, date and return the accompanying form of proxy by mail to the Company’s office at 10F, No.1, Lane 1466, Shenchang Road, Minhang District, Shanghai, China, Attention: Ms. Jojo Chang, or by email to jojo.chang@jinkosolar.com or by fax to Ms. Jojo Chang at 0086-21-51808600 as soon as possible and in any event no later than 10:00 a.m. December 7, 2021 (Beijing time).

If you are a registered holder of our ADSs as at the Record Date, the depositary, JPMorgan Chase Bank, N.A., will forward to you the information of our annual general meeting and ask you to provide your voting instructions with respect to the shares represented by your ADSs. Holders of our ADSs who wish to exercise their voting rights for the underlying shares must act through the depository. For your voting instructions to be valid, you must comply with the instructions provided by or on behalf of the depositary, and the depositary must receive your voting instructions in the manner and on or before the date specified. The depositary will try, to the extent practicable and legally permissible, subject to the provisions of or governing the underlying shares, to vote or to have its agents vote the shares as you instruct. The depositary shall, in the manner and on or before the time established by the depositary for such purpose, endeavor to vote or cause to be voted the shares represented by the ADSs in accordance with your instructions insofar as practicable and permitted under the provisions of or governing the shares. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

BY ORDER OF THE BOARD OF DIRECTORS

Xiande Li
Chairman of the Board of Directors
Date: November 5, 2021

Exhibit A

Resume of candidates for directors:

Mr. Xianhua Li is a founder and director of the Company. He was our vice president from June 2006 to March 2020. Prior to founding the Company, Mr. Li served as the chief engineer of Yuhuan Automobile Company, where his major responsibilities included conducting and managing technology research and development activities and supervising production activities, from 1995 to 2000. From 2000 to 2006, he was the factory director of Zhejiang Yuhuan Solar Energy Source Co., Ltd., where he was responsible for managing its research and development activities.

Mr. Steven Markscheid has been an independent director of the Company since September 15, 2009. Mr. Markscheid is Chairman of Still Waters Green Technology, a UK based battery energy storage project developer. He serves as an independent non-executive director of Xiaobai Maimai Inc., Fanhua Inc., Zhongjin Technology Services Group Company Limited, UGE Inc., and is also a trustee-emeritus of Princeton- in-Asia. From 1998 to 2006, Mr. Markscheid worked for GE Capital. During his time with GE, he led GE Capital’s business development activities in China and Asia Pacific, primarily acquisitions and direct investments. Prior to GE, he worked with the Boston Consulting Group throughout Asia. Mr. Markscheid was a commercial banker for ten years in London, Chicago, New York, Hong Kong and Beijing with Chase Manhattan Bank and First National Bank of Chicago. He began his career with the US China Business Council, in Washington D.C. and Beijing. He received his bachelor’s degree in East Asian Studies from Princeton University in 1976, his master’s degree in international affairs from Johns Hopkins University in 1980 and an MBA from Columbia University in 1991.